SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ______________

Commission file number 1-12626

A. Full Title of the plan the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
100 N. Eastman Road
Kingsport, Tennessee 37660

Eastman Investment and Employee Stock Ownership Plan

Financial Statements as of and for the Years Ended December 30, 2001 and 2000

Additional Information Required for Form 5500 for the year Ended December 30, 2001

Eastman Investment and Employee Stock Ownership Plan
Index to Financial Statements and Supplemental Schedule
December 30, 2001 and 2000

Note A - Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Investment Plan Committee and the Participants of the
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") at December 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 24, 2002

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 30, 2001 and 2000
(in thousands)

	2001			2000		
	Participant Directed	Non-participant Directed	Total	Participant Directed	Non-participant Directed	Total
Assets						
Investments at fair value	$ 514,725	$ 110,873	$ 625,598	$ 541,387	$ 144,218	$ 685,605
Investment at contract value	444,502	-	444,502	382,489	-	382,489
Receivables:						
Employer contributions	29,090	5,128	34,218	28,127	3,569	31,696
McWhorter Technologies, Inc. 401(k) Savings Plan	-	-	-	26,956	-	26,956
Other	1,633	1,243	2,876	8,955	1,364	10,319
Total assets	989,950	117,244	1,107,194	987,914	149,151	1,137,065
Liabilities						
Accrued expenses	3	54	57	32	107	139
Due to Eastman Credit Union 401(k) Investment Plan	2,467	770	3,237	-	-	-
Other liabilities	896	1,324	2,220	12,440	1,343	13,783
Total liabilities	3,366	2,148	5,514	12,472	1,450	13,922
Net assets available for plan benefits	$ 986,584	$ 115,096	$ 1,101,680	$ 975,442	$ 147,701	$ 1,123,143

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 30, 2001 and 2000
(in thousands)

	2001			2000		
	Participant Directed	Non-participant Directed	Total	Participant Directed	Non-participant Directed	Total
Additions to net assets:						
Investment income (loss)						
Interest	$ 28,359	$ -	$ 28,359	$ 25,662	$ -	$ 25,662
Dividends	8,972	5,101	14,073	34,472	4,009	38,481
Net appreciation (depreciation) in fair value of investments	(67,402)	(27,760)	(95,162)	(41,042)	3,263	(37,779)
Net investment income (loss)	(30,071)	(22,659)	(52,730)	19,092	7,272	26,364
Participant contributions	52,678	-	52,678	42,507	-	42,507
Plan Sponsor contributions	29,278	5,130	34,408	28,106	3,569	31,675
Interfund transfers	8,249	(8,249)	-	8,405	(8,405)	-
Total additions	60,134	(25,778)	34,356	98,110	2,436	100,546
Deductions from net assets:						
Distributions to and withdrawals by participants	66,101	6,059	72,160	91,057	8,296	99,353
Loan transfers, net	2	(2)	-	2	(2)	-
Administrative expenses	112	-	112	118	58	176
Total deductions	66,215	6,057	72,272	91,177	8,352	99,529
Net increase (decrease) in net assets prior to Plan transfers	(6,081)	(31,835)	(37,916)	6,933	(5,916)	1,017
Transfer from McWhorter Technologies, Inc. 401(k) Savings Plan	-	-	-	26,956	-	26,956
Transfer from Hercules Incorporated Savings and Investment Plan	19,690	-	19,690	-	-	-
Transfer to Eastman Credit Union 401(k) Investment Plan	(2,467)	(770)	(3,237)	-	-	-
Increase (decrease) in net assets after Plan transfers	11,142	(32,605)	(21,463)	33,889	(5,916)	27,973
Net assets available for plan benefits at beginning of year	975,442	147,701	1,123,143	941,553	153,617	1,095,170
Net assets available for plan benefits at end of year	$ 986,584	$ 115,096	$ 1,101,680	$ 975,442	$ 147,701	$ 1,123,143

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code. All United States employees of Eastman, with the exception of certain limited service, and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the ESOP Trust. For additional information regarding the Plan, see the complete Plan documents.

Contributions and vesting
Contributions to the Plan are made through two separate provisions: (a) deferral of qualifying compensation including the Eastman Performance Plan payout, and (b) contributions by the Plan Sponsor of cash or its common stock to the ESOP Fund as determined by the Compensation, Management and Development Committee of the Board of Directors.

The Plan includes a salary reduction provision allowing eligible employees to defer up to 19% of qualifying compensation, as defined in the Plan, for both 2001 and 2000. In addition, participants may elect to defer any portion of their annual Eastman Performance Plan payout as a contribution to the Plan. The Eastman Performance Plan provides a lump-sum payment to participants based on the Company's financial performance and is approved annually by the Company's Board of Directors. For 2001 and 2000, the maximum deferral for a Plan year is limited to 19% of the aggregate of Eastman Performance Plan payments and qualifying compensation, but not more than the annual statutory limit of $10,500. For 2001 and 2000, compensation is defined as the lessor of a participant's participating earnings or $170,000. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Note 5). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may, if certain conditions are met, diversify amounts from their ESOP Fund account within the Plan (see Note 7). Each participant is at all times 100% vested in their account.

In 2000, the Plan was amended to allow for the Retirement Savings Contribution ("RSC"), formerly the Eastman Performance Plan payout, to be contributed either to the ESOP Fund for employees with less than five years of service or into other Plan funds, as directed by the participant, for participants with five or more years of service. For participants with five or more years of service, the RSC is allocated to participant-directed funds in accordance with each participants investment elections at such time as the RSC is made.

Effective January 1, 2001, any employee of the Company who is subject to a collective bargaining agreement at the Lynwood, California plant site is eligible for a Plan Sponsor matching contribution equal to 50% of the first 6% of compensation deferred. Employees eligible for matching contributions will not be eligible for participation in the RSC.

Plan Sponsor contributions may be paid at anytime during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Fund and are 100% vested in their account balance at all times.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company (effective August 1, 2000), (2) a former employer's 401(a) or 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan. All rollover contributions into the Plan must meet the applicable Internal Revenue Service requirements.

Loans
IPCO may grant a loan of at least $1,000 to a participant provided that the aggregate of the participants' loans outstanding does not exceed the lesser of (i) $50,000 reduced by the excess, if any, of (a) the participant's highest outstanding loan balance from the preceding 12 months over (b) the outstanding total loan balance of loans from the Plan on the date on which the loan was made, or (ii) 50% of the non-forfeitable portion of the participant's account, excluding amounts in a participant's ESOP Fund account. In accordance with the Plan provisions, the rate of interest on new participant loans approximates current market rates. The term of any loan is determined by IPCO and shall not exceed five years. Loans transferred to the Plan from the McWhorter Technologies, Inc. 401(k) Savings Plan and the Hercules Incorporated Savings and Investment Plan carry terms applicable under those Plans.

Distributions
Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

- Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total account value while still actively employed.

- Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants who are not retirement-eligible and the participant account value is less than or equal to $5,000. Separated participants with accounts in excess of $5,000 or are retirement-eligible may elect (i) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (ii) immediate lump-sum distribution of the participant's account or, at the election of the participant, in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

- In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $5,000. If the beneficiary is a surviving spouse and the participant account value exceeds $5,000, payment will be made in a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

- Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant has terminated his or her service with the Company.

- Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

- The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the Internal Revenue Code.

Dividends attributable to the ESOP Fund
IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance provided that Eastman common stock with a fair market value equal to the amount of such dividend is transferred from the Loan Suspense Account to the accounts of participants.

Investment of ESOP Fund Assets
ESOP Fund assets are invested primarily in Eastman common stock, however, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

- The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

- The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

- The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan process are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Allocations to participants' ESOP Fund accounts
Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

- Plan Sponsor contributions made or invested in shares of Eastman common stock.
- Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Kodak and/or acquired with the proceeds of a loan released from the Loan Suspense Account.
- An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.
- After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Kodak (no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

2. SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation
The Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

The Trustee has determined the market values of each fund except the Managed Income Fund as of December 30, 2001 and 2000. Such market values equal the aggregate of the closing prices of the securities held in each fund on December 30, 2001 and 2000 as reported by national exchanges, if available, or otherwise in good faith by the Trustee, plus cash, interest, dividends and such other sums received and accrued but not yet invested. The Managed Income Fund is reported at contract value as determined by the contract issuers.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date. Capital gain distributions are included in dividend income.

Payments to participants
Benefits are recorded when paid.

3. CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Such contributions are invested in the Plan's funds as directed by the participants with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued contributions for participant-directed funds of $29.1 million and $28.1 million, and for the non-participant-directed ESOP Fund of $5.1 million and $3.6 million at December 30, 2001 and 2000, respectively.

4. LOANS TO PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. Loans made are accounted for as a transfer from the fund directed by the participant to the loan fund. The principal portion of loan repayments reduces the Loan Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Loan Fund's net assets and changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits at December 30, 2001 and 2000, respectively.

Unless otherwise specified by the participant, loan proceeds will be withdrawn from the investment funds on a pro-rata basis. Outstanding loans at December 30, 2001 and 2000 were approximately $18 million and $15 million, respectively. Interest income earned on loans to participants in 2001 and 2000 was approximately $1.5 million and $1.2 million, respectively, and is credited directly to the participants' accounts.

5. INVESTMENTS

At December 30, 2001 and 2000, the Plan's assets were invested in investment contract funds (see Note 6), mutual funds, and in Eastman Chemical Company common stock. Subject to certain limitations, participants are provided the option of directing their contributions among these investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund which invests in Eastman Chemical Company common stock and short-term interest funds. The Trustee manages investments in all funds. The following investment options, which invest primarily in common stock of the Plan sponsor, were available to participants in both 2001 and 2000.

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman stock are generally made on the open market on behalf of and as elected by Plan participants. During 2001, the Trustee purchased 1,253,230 shares of Eastman stock for the fund at an average price of $40.02 per share, and sold 1,579,954 shares of Eastman stock for the fund at an average price of $46.82 per share. During 2000, the Trustee purchased 3,277,700 shares of Eastman stock for the fund at an average price of $42.37 per share and sold 2,870,109 shares at an average price of $45.55 per share.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2001, the Trustee purchased 71,152 shares of Eastman stock for the fund at an average price of $51.14 per share, and sold 192,733 shares of Eastman stock for the fund at an average price of $47.98 per share. During 2000, the Trustee purchased 55,500 shares of Eastman stock for the fund at an average price of $39.63 per share, and sold 250,646 shares at an average price of $43.93 per share.

At December 30, 2001 and 2000, the following investments represented 5% or greater of ending net assets, (in thousands):

	2001	
	Shares	**Fair value**
* Managed Income Fund	444,502	$ 459,297
Eastman Chemical Company Common Stock	19,800	183,301
Fidelity Magellan® Fund	1,066	112,307
Fidelity Contrafund	1,590	68,360

	2000	
	Shares	**Fair value**
* Managed Income Fund	382,489	$ 387,487
Eastman Chemical Company Common Stock	21,208	249,913
Fidelity Magellan® Fund	988	117,924
Fidelity Contrafund	1,613	79,320
Fidelity Fund	1,698	55,638

* The Managed Income Fund is reported at contract value in the Statement of Net Assets Available for Benefits in accordance with ERISA regulations.

During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by ($95.2) million and ($37.8) million, respectively, as follows (in thousands):

	Net Appreciation (Depreciation) 2001	Net Appreciation (Depreciation) 2000
ESOP Fund	$ (27,760)	$ 3,263
Eastman Stock Fund	(10,033)	22,754
Hercules Stock Fund	(391)	-
Fidelity Fund	(8,143)	(14,755)
Fidelity Puritan® Fund	(2,300)	(434)
Fidelity Magellan® Fund	(14,203)	(14,783)
Fidelity Contrafund	(10,242)	(15,032)
Fidelity Spartan® U.S. Equity Index Portfolio	(3,931)	(2,909)
Fidelity International Growth and Income Fund	(2,126)	(3,136)
PIMCO Total Return Fund	(145)	175
Franklin Small Cap Growth Fund	(9,677)	(7,475)
Templeton Foreign Fund	(248)	(185)
Neuberger & Berman Genesis Trust Fund	559	489
Fidelity Blue Chip Growth Fund	(3,264)	(2,706)
Fidelity Freedom Income Fund	(17)	(10)
Fidelity Freedom 2000 Fund	(43)	(143)
Fidelity Freedom 2010 Fund	(457)	(323)
Fidelity Freedom 2020 Fund	(911)	(560)
Fidelity Freedom 2030 Fund	(691)	(464)
Fidelity Freedom 2040 Fund	(136)	-
Fidelity Spartan® Extended Market Index Fund	(513)	(1,200)
Fidelity Spartan® International Index Fund	(490)	(345)
Total	$ (95,162)	$ (37,779)

6. INSURANCE CONTRACTS

The Plan holds an interest in the Managed Income Fund which invests in guaranteed investment contracts ("GICs), which are contracts between an insurance company and the fund that provide for guaranteed returns on principal amounts invested over various periods of time. This participant-directed fund may also invest in synthetic GICs which are financial instruments that simulate the performance of traditional GICs. To meet daily liquidity needs the Managed Income Fund invests in short-term interest funds similar to money markets. The average yield for the Managed Income Fund was 6.32% and 6.83% for 2001 and 2000. The weighted average crediting interest rate for the fund was 5.72% and 6.49% at December 30, 2001 and 2000, respectively. In accordance with ERISA regulations, investment contracts held by the fund are reported at values determined by the contract issuer in accordance with the terms of the contracts themselves. The fair value in accordance with Statement of Financial Accounting Standards No. 107 of investments contracts and short-term interest investments held by the fund was $459.3 million and $387.5 million at December 30, 2001 and 2000, respectively. Crediting interest rate resets occur quarterly and/or annually under the provisions of each individual contract in the fund. There are no minimum crediting interest rates for any of the investment contracts in the fund at December 30, 2001 and 2000.

7. OTHER RECEIVABLES

Other receivables in the amount of $2.9 million and $10.3 million at December 30, 2001 and 2000, respectively represent interest and dividends receivable, as well as receivables from the sale of stock.

8. DIVERSIFICATION FROM ESOP FUND

Active or retired employees of the Company who have attained age 55 or have completed five years of service are eligible to diversify funds held in their ESOP Fund account. This diversification is elected by employee notification to the IPCO who then transfers a portion of their account within the Plan for investment as directed by the participant.

During 2001 and 2000, $3.3 million and $3.2 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

9. MERGER WITH THE MCWHORTER TECHNOLOGIES, INC. 401(k) SAVINGS PLAN

On July 14, 2000, the Company acquired McWhorter Technologies, Inc. ("McWhorter") in a purchase business combination. Effective with the combination, all U.S. employees of McWhorter Technologies, Inc. became employees of the Company and, as such, became covered by the Plan. As a result, on December 30, 2000 the McWhorter Board of Directors approved the merger of the McWhorter Technologies, Inc. 401(k) Savings Plan into the Plan. As of December 30, 2000, the Plan accrued a contribution from the McWhorter Technologies, Inc. 401(k) Savings Plan of $26.9 million representing the anticipated transfer of the related assets at fair value to the Plan by the trustee of the McWhorter Technologies, Inc. 401(k) Savings Plan. The net assets of the McWhorter Technologies, Inc. 401(k) Savings Plan were transferred to the Plan on January 2, 2001, and were allocated to the participant-directed funds as chosen by the former participants in the McWhorter Technologies, Inc. 401(k) Savings Plan.

10. TRANSFER OF ASSETS FROM THE HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

On May 1, 2001, the Plan Sponsor announced that it completed the asset acquisition of the hydrocarbon resins and select portions of the rosin-based resins business from Hercules Incorporated. In connection with this acquisition, the Plan Sponsor assumed the retirement obligations associated with individuals employed by Hercules prior to the acquisition and who subsequently were retained as employees of Eastman Chemical Company. In July 2001, assets in the amount of $19.7 million held by the Hercules Incorporated Savings and Investment Plan on behalf of individuals now employed by Eastman were transferred to the Plan and were allocated based upon each participant's individual investment elections to participant directed funds in the Plan that were similar to those available under the Hercules Incorporated Savings and Investment Plan. As part of this transfer, the Plan created a new investment option called the Hercules Stock Fund. The Hercules Stock Fund invests in the common stock of Hercules Incorporated and was created in 2001 as an investment option for those employees who invested in a similar fund in the Hercules Incorporated Savings and Investment Plan. The fund is closed to new participants and contributions and will be liquidated into other investment options within the Plan in accordance with the individual participants' current salary deferral elections on July 1, 2003.

11. TRANSFER OF ASSETS TO THE EASTMAN CREDIT UNION 401(k) INVESTMENT PLAN

On January 1, 2002, certain employees of the Plan Sponsor who had previously provided services under a contractual arrangement to Eastman Credit Union (ECU), a separate entity not controlled by the Plan Sponsor, ceased employment with the Plan Sponsor and became employees of ECU. These employees were participants in the Plan prior to January 1, 2002. On January 1, 2002 these employees became participants in the Eastman Credit Union 401(k) Investment Plan sponsored by ECU, ("ECU 401(k) Plan"). In 2001 IPCO amended the Plan document to provide for the transfer of assets associated with such employees' participant accounts to be transferred to the ECU 401(k) Plan. As of December 30, 2001, the Plan accrued a liability to the ECU Plan in the amount of $3.2 million representing the anticipated transfer of the related assets at fair value from the Plan to the trustee of the ECU 401(k) Plan.

12. ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133 No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. There is an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" ("SOP 94-4"), requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value. This inconsistency has been tentatively resolved by the FASB. The tentative guidance provides that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Plan continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS 133 did not have a material impact on the financial statements.

13. PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, particpant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

14. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in June 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator has requested a new determination letter from the IRS with respect to the tax status of the Plan. The Plan Administrator believes the Plan qualifies and operates in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

15. PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2001 and 2000, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be. Loan administration fees are deducted quarterly from the accounts of participants with outstanding loan balances. Loan origination fees are deducted from the participants account at the inception of the loan. For 2001 and 2000, the Company paid all other expenses of the Plan related to plan oversight and administration.

16. RELATED PARTIES

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, ("FMTC"). FMTC is the the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan participants, both of which qualify as parties-in-interest to the Plan.

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 30, 2001
(in thousands)

	Identity of party involved	Description of investment	Historical cost	Current value
*	Eastman Chemical Company	Common stock, short term interest fund	$ 233,013	$ 183,303
	Hercules Incorporated	Common stock, short term interest fund	**	2,856
*	Fidelity Management Trust Company	Fidelity Fund	**	52,692
*	Fidelity Management Trust Company	Fidelity Puritan Fund	**	36,849
*	Fidelity Management Trust Company	Fidelity Magellan Fund	**	112,307
*	Fidelity Management Trust Company	Fidelity Contrafund	**	68,360
*	Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Portfolio	**	30,465
*	Fidelity Management Trust Company	Fidelity International Growth and Income Fund	**	9,387
*	Fidelity Management Trust Company	Managed Income Fund	**	459,297
*	Fidelity Management Trust Company	PIMCO Total Return Fund	**	10,111
*	Fidelity Management Trust Company	Franklin Small Cap Growth	**	40,120
*	Fidelity Management Trust Company	Templeton Foreign Fund	**	2,215
*	Fidelity Management Trust Company	Neuberger and Berman Genesis Trust Fund	**	13,441
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund	**	20,087
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund	**	769
*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund	**	1,986
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund	**	5,173
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund	**	6,355
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund	**	4,071
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund	**	947
*	Fidelity Management Trust Company	Fidelity Spartan Extended Market Index Portfolio	**	4,315
*	Fidelity Management Trust Company	Fidelity Spartan International Index Fund	**	1,577
*	Fidelity Management Trust Company	Participant Loan Fund with terms ranging from 12 - 180 months and rates ranging from 6.7% to 10.5%	**	18,209
*	Fidelity Management Trust Company	Fidelity Retirement Money Market	**	2
				$ 1,084,894

* Represents a party-in-interest to the Plan.

** Historical cost is omitted because the investment is participant-directed.

Exhibit 23.01

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-73810) of Eastman Chemical Company of our report dated June 24, 2002 relating to the financial statements of the Eastman Investment and Employee Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 25, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 26, 2002

By: ______________________

Mark W. Joslin
Vice President and Controller
Eastman Chemical Company